Exhibit 99.1

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

 For the nine months ended July 31, 2011
(Unaudited)

(expressed in Canadian dollars)

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.
These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated: September 29, 2011
signed “John Coulter”
John Coulter
CEO and CFO

TABLE OF CONTENTS
Page
Consolidated Balance Sheets	1
Consolidated Statements of Operations
and Comprehensive Loss	2
Consolidated Statements of Shareholders’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 18

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Balance Sheets
 (expressed  in Canadian dollars)
(Unaudited – prepared by management)

	July 31,	October 31,

	2011	2010
ASSETS
CURRENT
Cash	$1,641,590	$209,736
Short-term investment	60,000	60,000
Other receivables	5,983	10,088
Prepaid expenses and deposits	25,122	37,727
	1,732,695	317,551
Deposit	23,709	24,074
Property and equipment	301,506	425,468
Technology rights (Note 3)	368,150	398,000

	$2,426,060	$1,165,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$72,761	$187,971
Loans and advances	---	2,111
	72,761	190,082
Deferred lease inducements	59,339	76,574
Convertible debentures (Note 4)	287,997	283,509

	420,097	550,165

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	18,379,991	15,845,770
Warrants (Note 5)	2,193,432	1,901,217
Contributed surplus (Note 5)	3,232,067	2,899,907
Convertible debenture equity (Note 4)	11,564	11,564
Deficit accumulated in development stage	(16,888,418)	(16,888,418)
Deficit	(4,922,673)	(3,155,112)
	2,005,963	614,928

	$2,426,060	$1,165,093

Nature of Operations and Going Concern (Note 1)
Commitments (Note 7)
Subsequent Events (Note 10)

Approved by the Board:

Signed “John Coulter”	Signed ”James Leman”
John Coulter	James Leman

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
 (expressed in Canadian dollars)
(Unaudited – prepared by management)
	Three months ended July 31,		Nine months ended July 31,
	2011	2010	2011	2010

EXPENSES:
Research and development (Note 8)	154,424	185,834	440,933		576,785
General and administrative ( Note )	129,367	425,130	1,127,323		1,196,855
Amortization	45,426	38,404	136,277		115,702
Bank charges and interest	21,899	751	30,864		4,406
Loss (Gain) on foreign exchange	12,221	78,125	32,164		70,969

Net loss and comprehensive loss	363,337	728,244	1,767,561		1,964,717

LOSS PER SHARE – Basic (Note 14)	$(0.003)	$(0.01)	$(0.02)	$	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	104,041,191	61,505,174	95,682,051		59,391,985

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
 (expressed in Canadian dollars)
(Unaudited – prepared by management)

	Share Capital	Warrants	Contributed Surplus	Convertible Debentures - Equity	Deficit	Total

October 31, 2008	11,707,655	1,016,303	1,279,169		(13,163,541)	839,586

Net loss					(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077			---
Stock options exercised	169,120		(49,820)			119,300
Private placements	1,644,179	338,649				1,982,828
Shares issued for service	71,000					71,000
Stock compensation expense			807,931			807,931

October 31, 2009	13,591,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss					(2,977,117)	(2,977,117)
Private placement	2,266,364	626,049				2,892,413
Returned to treasury	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extension		162,817			(162,817)	---
Stock compensation expense			623,550			623,550
Convertible debentures				11,564		11,564
Technology rights payment in excess of carrying value					(202,000)	(202,000)

October 31, 2010	$15,845,770	$1,901,217	$2,899,907	$11,564	$(20,043,530)	$614,928
Net loss					(1,767,561)	(1,767,561)
Private placement	2,534,221	292,215				2,826,436
Stock compensation expense			332,160			332,160
July 31, 2011	$18,379,991	$2,193,432	$3,232,067	$11,564	$(21,811,091)	$2,005,963

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
	2011	2010	2011		2010
OPERATING
Net loss for the period	$(363,337)	$(733,244)	$	(1,767,561)	$(1,953,392)
Adjustments for non-cash items
Amortization of property and equipment	51,171	44,149		153,512	132,937
Amortization of deferred lease inducements	(5,745)	(5,745)		(17,235)	(17,235	),
Stock compensation expense	(38,260)	140,956		332,160	265,006
Accretion Interest	1,501		4,488
Research and developmenmt
Unrealized foreign exchange	(567)		(6,977)
Net Changes in non-working capital balances:
Prepaid expenses and deposits	(272)	(855)	12,970	13,251
Other receivables	16,807	(6,378)	4,105	6,575
Accounts payable and accrued liabilities	(9,772)	109,118	(114,361)	104,298

	(348,474)	(451,999)	(1,398,899)	(1,448,560)
INVESTING
Due from related parties		---		---		---		---
Loan receivable		---		---		---		---
Purchase (Sale) of property and equipment		---		---		300		---
Purchase of technology rights		---		---		---		---
Proceeds from deferred lease inducements		---		---		---		---
Restricted cash		---		---		---		2,520
Short-term investment		---		---		---		--
		--		852		300		2,520
FINANCING
Issue of share capital, net of issue costs		1,899,517		892,183		2,826,436		892,183
Redemption of common shares		---		---		---		---
Loans and advances		---		(530,136)		(2,111)		386,884
		1,899,517		362,047		2,824,325		1,279,067
EFFECT OF EXCHANGE RATE CHANGES		822				6,128		---
INCREASE (DECREASE) IN CASH		1,551,865		(89,952)		1,431,854		(166,973)
CASH, BEGINNING OF PERIOD		89,725		6,141		209,736		83,162
CASH, END OF PERIOD		$1,641,590		$(83,811)		$1,641,590		$(83,811)
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		$6,584		$751		$12,309		$4,406
Income taxes paid	$	---	$	---	$	---	$	---
Supplementary information: Shares issued for services	$	---	$	---	$	---	$	---

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July 31, 2011
(expressed in Canadian dollars)
(Unaudited Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.

Going Concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $21,811,091 at July 31, 2011 (2010 - $ 18,645,682).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing operating losses and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2011.  However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated Interim financial statements of Titan Trading Analytics Inc. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at October 31, 2010, with the exception of the changes discussed herein.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  These Interim financial statements to July 31, 2011 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended October 31, 2010.

.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Future Accounting Pronouncements

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants issued Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replace Sections 1581, “Business Combinations”, and 1600, “Consolidated Financial Statements”.  Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011.  Early adoption of this section is also permitted.  If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

Future Accounting Pronouncements (continued)

b)      International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board will require all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will be required to prepare both current and comparative financial information using IFRS.  While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  While the Company has begun assessing the adoption of IFRS for the fiscal year ending October 31, 2012, the financial impact of the transition to IFRS cannot be reasonably determined at this time.

3.             TECHNOLOGY RIGHTS

During year ending October 31, 2010, the Company purchased all rights to the algorithm and codes for software from a non-arm’s length party in exchange for $600,000.

	2011	2010

Purchase of technology rights	$600,000	$600,000
Allocation of excess of exchange amount from carrying value acquired from related party to deficit	(202,000)	(202,000)
	$398,000	$398,000
Amortization	(29,850)	---
	$368,150	$398,000

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

4.             CONVERTIBLE DEBENTURES

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures will mature on August 26, 2012 from the date of issuance and bear interest of 12% per annum. The maturity date can be reduced to 12 months at the option of the holder. The debentures will be convertible to units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the liability and equity components as follows:

	2011	2010

Face value of convertible debentures	$ 294,000	$ 294,000
Portion of convertible debentures allocated to equity	(11,564)	(11,564)
	282,436	282,436
Interest expense	4,488	1,073

	$ 287,997	$283,509

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

5.            SHARE CAPITAL

   Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares with no par value
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

5. SHARE CAPITAL (continued)

	Common Shares			Warrants
	Shares	Amount		Warrants	Amount

Balance, October 31, 2001	9,812,966	$3,715,938		680,000	$	---
Issued for cash	---	---		---		---

Balance, October 31, 2002	9,812,966	3,715,938		680,000		---
Warrants expired	---	---		(680,000)		---

Balance, October 31, 2003	9,812,966	3,715,938		---		---
Private placements	3,211,999	242,456		3,211,999		116,544
Share issuance costs	---	(9,800)		---		---

Balance, October 31, 2004	13,024,965	3,948,594		3,211,999		116,544
Private placements	5,455,110	878,014		4,655,014		154,561
Warrants exercised	430,000	72,240		(430,000)		(20,640)
Shares issued for debt	3,736,324	472,309		---		---
Shares issuance costs	---	(77,652)		---		---
Warrants expired and forfeited	---	---		(859,999)		(21,440)

Balance, October 31, 2005	22,646,399	5,293,505		6,577,014		229,025
Private placements	6,012,765	1,157,590		3,006,388		345,776
Warrants exercised	2,155,333	363,920		(2,155,333)		(85,947)
Warrants issued in software transfer	---	---		(2,000,000)		---
Warrants expired and forfeited	---	---		(983,500)		(58,274)
Share issuance costs	---	(97,337)		---		(21,070)

Balance, October 31, 2006	30,814,497	$6,717,678		8,444,569		$409,510
Private placement	3,311,299	957,552		1,655,632		201,413
Warrants exercised	3,010,403	884,171		(3,010,403)		(86,150)
Stock options exercised	377,500	78,904		---		---
Warrants expired and forfeited	---	---		(581,667)		(11,633)
Shares issued for service	300,000	249,000		---		---
Share issuance costs	---	(92,260)		---		(17,364)

Balance, October 31, 2007	37,813,699	8,795,045		6,508,131		495,776
Private placement	9,571,234	2,243,139		6,035,617		841,855
Warrants exercised	1,494,412	733,783		(1,494,412)		(129,017)
Stock options exercised	335,000	47,905		---		---
Warrants expired and forfeited	---	---		(1,358,087)		(200,550)
Warrants modified	---	(37,664)		---		37,664
Share issuance costs	---	(74,553)		---		(29,425)

Balance, October 31, 2008	49,214,345	11,707,655		9,691,249		1,016,303
Private placement	7,743,533	1,693,027		3,871,767		352,233
Stock options exercised	1,160,000	169,120		---		---
Warrants expired and forfeited	---	---		(1,655,632)		(239,077)
Share issuance costs Shares issued for services	--- 200,000	(48,848	) 71,000	--- ---		(13,584	) ---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

5. SHARE CAPITAL (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount
Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875
Private placement	24,785,750	2,296,821	24,785,750	632,878
Warrants extended	---		---	162,817
Warrants expired and forfeited	---	---	(2,000,000)	---
Share issuance costs	---	(30,457)	---	(6,829)
Return to treasury	(84,600)	(12,548)	(42,300)	(3,524)

Balance, October 31, 2010	83,019,028	$15,845,770	34,650,834	$1,901,217

Private placement	29,705,250	2,661,756	24,594,625	308,779

Warrants expired and forfeited	---	---	(3,569,584)	---
Share issuance costs	---	(127,524)		(16,565)

Balance July 31, 2011	112,724,278	$18,379,991	55,675,875	$2,193,432

 2011

On December 3, 2010, the Company completed a non-brokered private placement of units, which raised $1,022,125.  The private placement consisted of 10,221,250 units at $0.10.  Each unit consists of one common share and one-half of one warrant.  Each whole share purchase warrant is exercisable into one common share at a price of $0.30 during the two-year period following the date of the closing and will expire December 3, 2012.  The Company paid a total of $88,250 in finder’s fees to arm’s length parties.

On June 10, 2011, the Company completed a non‐brokered private placement of units which raised CDN $1,948,400. The private placement consisted of 19,484,000 Units at CDN $0.10 per Unit. Each Unit consists of one common share (“Common Share”) and one full common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN$0.33 per Common Share during the twenty‐four month period following the date of closing and will expire June 10, 2013.

The Company paid a total of CDN $38,640 in finder’s fees to arm’s length parties. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on October 11 2011.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

5. SHARE CAPITAL (continued)

During the nine month period ended July 31, 2011, the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 3, 2010,	1,930,000	$0.11	November 3, 2015
November 16, 2009	300,000	$0.13	November 16, 2015
November 24, 2010	3,770,000	$0.14	November 24, 2015
December 3, 2010	500,000	$0.13	December 3, 2015
December 22, 2010	200,000	$0.13	December 22, 2015
March 15, 2011	2,000,000	$0.10	March 15, 2016
March 31, 2011	50,000	$0.10	March 31, 2016
June 1, 2011	1,150,000	$0.10	June 1, 2016

Total	9,900,000	$0.12

The stock-based compensation relates to compensation for services as follows:

The following table summarizes the activity of stock options as follows:

Year	2011		2010
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	11,390,000	$ 0.32	9,130,593	$ 0.33
Granted Exercised Forfeited Expired/cancelled	9,900,000 --- (1,138,331) (4,071,669)	$ 0.12 $ 0.20 $ 0.34	4,130,000 --- (1,870,593)	$ 0.19 $ 0.27
Outstanding at end of period	16,080,000	$ 0.18	11,390,000	$ 0.29
Exercisable at end of period	9,670,002	$ 0.22	8,620,004	$ 0.32

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

5.          SHARE CAPITAL (continued)

The following table summarizes information on stock options outstanding and exercisable at   July 31, 2011.
Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
0.30	1,285,000	1,285,000.5
0.50	50,000	50,000	1.
0.37	520,000	520,000	1.5
0.50	60,000	60,000	1.5
0.335	150,000	150,000	1.9
0.30	900,000	900,000	2.0
0.36	175,000	175,000	2.3
0.31	50,000	50,000	2.5
0.33	830,000	830,000	2.6
0.25	1,000,000	1,000,000	3.3
0.17	1,010,000	673,335	3.6
0.17	100,000	66,666	3.8
0.10	50,000	33,333	4.3
0.11	1,930,000	1,286,667	4.3
0.13	300,000	200,000	4.3
0.14	3,770,000	1,256,667	4.3
0.13	500,000	---	4.4
0.13	200,000	66,666	4.4
$0.10	2,000,000	666,668	4.8
$0.10	50,000	16,667	4.8
$0.10	1,150,000	383,333	4.8
	16,080,000	9,670,002

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date under the following weighted-average assumptions:

	Options		Warrants
	2011	2010	2011	2010
Weighted-average grant date fair value per share option or warrant	0.12	0.19	0.03	0.03
Expected dividend rate	0%	0%	0%	0%
Expected volatility	111%	116%	88%	94%
Risk-free interest rate	2.43%	2.55%	1.63%	1.42%
Expected life of options or warrants in years	5 yrs.	5 yrs.	2 yrs.	2 yrs.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

5.             SHARE CAPITAL (continued)

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at July 31, 2011:
Exercise Price	Number \Outstanding	Expiry Date
$0.40 $0.40 $0.50 $0.30 $0.30 $0.30 $0.30 $0.33	1,017,500 2,500,000 2,778,000 4,511,250 19,824,500 450,000 5,110,625 19,484,000	July 29, 2012 August 19, 2012 October 15, 2011 May 27, 2012 October 12,2012 October 20,2012 December 3, 2012 June 10, 2013	(*) (*)
55,675,875

(*) During year ended October 31, 2010, the company extended the expiry date of warrants.

6.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2011	2010	2009
Management and consulting fees	$135,000	$67,500	$67,500
Research and development	$178,044	$183,897	$188,385

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Included in accounts payable and accrued liabilities is $7,912
 (2010 - $26,850) payable to directors of the Company and companies controlled by directors.

The related party transactions are in the normal course of operations and are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

7.             COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2011 2012	$ 78,768 65,640
$ 144,408

8.	ACCRUED LIABILITIES

The Company’s accrued liabilities include the following amounts:

	2011	2010
Accrued vacation pay	$ ---	$12,699
Accrued payroll withholdings to government agency	---	8,606
Others	35,448	57,248
	$ 35,448	$78,553

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian GAAP and United States generally accepted accounting principles (“US GAAP”), except as follows:

Technology Rights

Under US GAAP, transactions with related party are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties.  For the acquisition of technology rights, the exchange amount was $600,000.  For Canadian GAAP purposes, transaction with related parties not in the normal course of business where the amount of the exchange is not supported by independent evidence is measured at the carrying value to the related party, which is $398,000.

Convertible Debentures

Under US GAAP, convertible debt instruments are classified as debt until converted to equity.  The conversion feature of convertible debentures is recognized separately only if the effective conversion rate is less than the market price of the common stock at the commitment date.  Under Canadian GAAP, the convertible debenture is bifurcated with a portion to debt and a portion to equity.  The result of the convertible debentures recorded as debt have resulted in an decrease of $2,987 to the accretion expense as the entire amount of the convertible debenture is recorded as debt.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Research and Development

Under US GAAP, all costs incurred to establish technological feasibility of software are expensed as incurred.  Costs subsequent to establishing technological feasibility are capitalized until the software is available for release to general customers.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not met the criteria of establishing technological feasibility under both Canadian and US GAAP and has not capitalized any development costs.

Stock-based Compensation

Under US GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes, Canadian GAAP specifies the same two conditions under US GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  In fiscal 2009 stock-based compensation recorded for 200,000 common shares issued to consultants for their services would be lower for US GAAP purposes by $19,000.

The impact of these differences is as follows:

Consolidated Statements of Operations and Comprehensive Loss

	Nine months ended July 31,	Years Ended October 31
	2011	2010	2009

Net loss and comprehensive loss for the year /period– Canadian GAAP	$(1,767,561)	$(2,977,117)	(3,258,749)
Stock compensation expense	-	-	19,000
Accretion interest	4,488	1,073	-
Net loss and comprehensive loss for the year – US GAAP	$(1,763,073)	$(2,976,044)	$(3,509,749)

Loss per share – Basic and diluted Canadian GAAP	$(0.02)	$(0.05)	$(0.07
Loss per share – Basic and diluted US GAAP	$(0.02)	$(0.05)	$(0.07
Weighted average number of common shares outstanding	95,682,051	61,292,998	51,951,767

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

Consolidated Statements of Cash-Flows

	Six months ended July 31,	Years Ended October 31
	2011	2010	2009

Net loss for the period – Canadian GAAP	$(1,767,561)	$(2,977,117)	$(2,445,485)
Adjustment for accretion interest for convertible debentures	4,488	1,073	-
Net loss for the year – US GAAP	(1,763,073)	(2,967,044)	(2,445,485)
Cash used in operating activities – Canadian & US GAAP	(1,398,899)	(2,170,528)	(2,445,485)
Cash provided by (used in) investing activities – Canadian & US GAAP	300	(567,480)	238,984
Cash provided by financing activities – Canadian & US GAAP	2,824,325	2,867,051	1,994,069
Effect of foreign exchange on cash	6,128	(2,469)	(39,360)
(Decrease) increase in cash during the year	1,431,854	126,574	(251,792)
Cash, beginning of year	209,736	83,162	334,954
Cash, end of period – US GAAP	$1,641,590	$209,736	$83,162

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

9.             RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	July 31, 2011	October 31, 2010
Total assets – Canadian GAAP	$2,426,060	$1,165,093
Technology rights – exchange amount	---	202,000
Total assets – US GAAP	$2,426,060	$1,367,093

Total liabilities – Canadian GAAP	$420,096	$550,165
Convertible debentures – accretion interest	(4,488)	(1,073)
Convertible debentures – equity component	---	11,564
Total liabilities – US GAAP	415,608	560,656

Share capital – Canadian GAAP	18,379,991	15,845,770
Warrants	2,193,432	1,901,217
Contributed surplus – Canadian GAAP	3,232,067	2,899,907
Convertible debentures – equity component – Canadian GAAP	11,564	11,564
Convertible debentures – equity component	(11,564)	(11,564)
Convertible debentures equity – US GAAP	----	-

Deficit – Canadian GAAP	(21,881,091)	(20,043,530)
Accretion interest	4,488	1,073
Technology rights	---	202,000
Deficit – US GAAP	(21,806,603)	(19,840,457)
Total shareholders' equity – Canadian GAAP	2,005,963	614,928
Total shareholders' equity – US GAAP	1,998,887	806,437

Total liabilities and shareholders' equity – Canadian GAAP	2,426,060	1,165,093
Total liabilities and shareholders' equity – US GAAP	$2,414,495	$1,367,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Impact of Recently Adopted Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 was effective January 1, 2010.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 was effective January 1, 2010.

New Accounting Standards

In October 2009, the FASB issued ASU2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that involve a combination of tangible products and software. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue recognition guidance in ASC 985. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Nine months ended July31, 2011
(expressed in Canadian dollars)
Unaudited (Prepared by Management)

9.             RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

New Accounting Standards (continued)

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted.

10.	SUBSEQUENT EVENTS